UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Research Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
761025105
(CUSIP Number)

James Gilmore 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, New York 10016 646.216.7044	with a copy to: Peter D. Greene, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 646.414.6908
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025 105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): 12 West Capital Management LP 45-3076594
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware, United States

Number of	7. Sole Voting Power:	8,321,000**
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	8,321,000**
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	8,321,000**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 32.9%**
14.	Type of Reporting Person (See Instructions): IA

 ** 12 West Capital Management LP (the “Reporting Person”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund,” and together with 12 West Onshore Fund, the “Funds”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Research Solutions, Inc. (the “Issuer”) held by the Funds. The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person.

As of the date of filing of this Schedule 13D (the “Filing Date”), 12 West Onshore Fund holds 4,002,619 shares of common stock of the Issuer, par value $0.001 per share (the “Shares”), and a five-year warrant to purchase up to an additional 880,500 Shares, and 12 West Offshore Fund holds 2,818,381 Shares and a five-year warrant to purchase up to an additional 619,500 Shares.

Based on information disclosed in the Issuer’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2016, there were 23,827,193 Shares deemed issued and outstanding as of June 24, 2016. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 8,321,000 Shares, or 32.9% of the Shares deemed issued and outstanding as of the Filing Date.

Item 1.    Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Shares”), of Research Solutions, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5435 Balboa Blvd., Suite 202, Encino, California.

Item 2.    Identity and Background

This statement on Schedule 13D is being filed by 12 West Capital Management LP, a Delaware limited partnership (the “Reporting Person”), with respect to 8,321,000 Shares (including the Shares issuable upon exercise of a five-year warrant to purchase up to an additional 880,500 Shares issued to the 12 West Onshore Fund (as defined below) (the “Onshore Fund Warrant) and a five-year warrant to purchase up to an additional 619,500 Shares issued to the 12 West Offshore Fund (as defined below) (the “Offshore Fund Warrant,” and together with the Onshore Fund Warrant, the “Warrants”)) of which the Reporting Person has sole dispositive and voting power by reason of serving as the investment manager to: (i) 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”); and (ii) 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund,” and together with 12 West Onshore Fund, the “Funds”). The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person. Such managerial activity constitutes the principal occupation of Mr. Ramin. Mr. Ramin is a citizen of the United States of America.

The principal business address for the Reporting Person, the Funds, the General Partner and Mr. Ramin is 90 Park Avenue, 41st Floor, New York, New York 10016. The Reporting Person, on behalf of certain funds and accounts that it manages, including the Funds, is principally engaged in the investment in property of all kinds, including, without limitation, securities of whatever kind and nature. The principal business of the General Partner and Mr. Ramin is to operate the Reporting Person and its affiliated entities, including the Funds.

To the best of the Reporting Person’s knowledge, none of the Reporting Person, the Funds, the General Partner or Mr. Ramin has, during the last five (5) years, been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The 8,321,000 Shares (including the Shares underlying the Warrants) reported in this Schedule 13D were purchased by the Funds with cash from the assets of the Funds for an aggregate amount of $6,108,232.

Item 4.    Purpose of Transaction

The ownership of the securities set forth in this Schedule 13D is for investment purposes only. At present, other than as described in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D have any plans or proposals which relate to, or would result in, any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Based on information disclosed in the Issuer’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2016, there were 23,827,193 Shares deemed issued and outstanding as of June 24, 2016. As of the date of filing of this Schedule 13D (the “Filing Date”), 12 West Onshore Fund holds 4,883,119 Shares (including 880,500 Shares issuable upon exercise of the Onshore Fund Warrant) and 12 West Offshore Fund holds 3,437,881 Shares (including 619,500 Shares issuable upon exercise of the Offshore Fund Warrant). The Reporting Person, in its capacity as the investment manager of each of the Funds, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Funds. Accordingly, as of the Filing Date, for purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 8,321,000 Shares, or 32.9% of the Shares deemed issued and outstanding as of the Filing Date. This report shall not be deemed an admission that the Reporting Person, each Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1933, as amended (the “Securities Act”), or for any other purpose.

The following table details the transactions by the Reporting Person, on behalf of the Funds, in Shares or securities exchangeable for Shares during the period commencing sixty (60) days prior to June 23, 2016 (the “Effective Date”), and from the Effective Date through the Filing Date:

Date	Price	Type of Transaction	Number of Shares
4/25/16	$1.00	Open Market Purchase	1,600
4/26/16	$1.00	Open Market Purchase	9,500
4/27/16	$1.00	Open Market Purchase	9,710
4/28/16	$1.00	Open Market Purchase	8,767
4/29/16	$1.00	Open Market Purchase	11,053
6/23/16	$1.00	Private Placement Purchase*	6,500,000*

 *The Funds purchased units composed of one Share and one Warrant to purchase three-tenths of one
Share pursuant to the terms of the Securities Purchase Agreement (as defined below).

Except as set forth in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D has engaged in any transaction in Shares, or securities exchangeable for Shares, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

Other than the persons identified in Item 2 of this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated as of June 23, 2016, by and among the Issuer, the Funds and certain other investors named therein (together with the Funds, the “Investors”), the Issuer granted to each Investor a right to participate, for two years from the Final Closing Date (as defined in the Securities Purchase Agreement), in any offering by the Issuer or any subsidiary of the Issuer that raises gross proceeds of at least $1,000,000 through the sale of the Issuer’s common stock or common stock equivalents, on a proportionate basis to each Investor’s ownership percentage in the Issuer immediately following the Final Closing Date. The persons identified in Item 2 of this Schedule 13D disclaim any beneficial ownership of any Shares or other securities of the Issuer held by any other Investor party to the Securities Purchase Agreement.

Pursuant to the terms of a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of June 24, 2016, by and among the Issuer and the Investors, and entered into in connection with the Securities Purchase Agreement, the Investors were granted customary registration rights for the Shares purchased pursuant to the Securities Purchase Agreement.

The descriptions of the transactions and agreements set forth in this Item 6 and elsewhere in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the persons identified in Item 2 of this Schedule 13D and any other person or entity.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Exhibit Description

1.	Securities Purchase Agreement, dated as of June 23, 2016, by and among the Issuer and the Investors, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 28, 2016.

2.	Registration Rights Agreement, dated as of June 24, 2016, by and among the Issuer and the Investors, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 28, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2016

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ Joel Ramin
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).